SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Hycroft Mining Holding Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

44862P109
(CUSIP Number)

Corey R. Chivers
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000 (Phone)
(212) 310-8007 (Fax)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44862P109

1	NAMES OF REPORTING PERSONS
AMC Entertainment Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
46,816,480 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
46,816,480 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,816,480 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes 23,408,240 shares of class A common stock, par value $0.0001 per share (the “Common Stock”), of Hycroft Mining Holding Corporation (the “Issuer”), directly held by American Multi-Cinema, Inc. (“AMCI”) and 23,408,240 shares of Common Stock issuable upon the exercise of outstanding Warrants (as defined below) directly held by AMCI.

(2) The ownership percentage is calculated assuming a total of 220,211,699 shares of Common Stock deemed issued and outstanding, which includes (i) 196,803,459 shares of Common Stock outstanding as of March 25, 2022, as set forth in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 28, 2022 (the “Issuer’s Form 8-K”) and (ii) 23,408,240 shares of Common Stock issuable upon the exercise of warrants directly held by AMCI (the “Warrants”).

CUSIP No. 44862P109

1	NAMES OF REPORTING PERSONS
American Multi-Cinema, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
46,816,480 (1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
46,816,480 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,816,480 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes 23,408,240 shares of Common Stock and 23,408,240 shares of Common Stock issuable upon the exercise of outstanding Warrants.

(2) The ownership percentage is calculated assuming a total of 220,211,699 shares of Common Stock deemed issued and outstanding, which includes (i) 196,803,459 shares of Common Stock outstanding as of March 25, 2022, as set forth in the Issuer’s Form 8-K and (ii) 23,408,240 shares of Common Stock issuable upon the exercise of Warrants directly held by AMCI.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “initial Schedule 13D,” and as amended from time to time, the “Schedule 13D”) originally filed by the Reporting Persons on March 24, 2022 and relates to the shares of class A common stock, par value $0.0001 per share (the “Common Stock”), of Hycroft Mining Holding Corporation, a Delaware corporation (the “Issuer”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each defined term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the initial Schedule 13D.

This Amendment No. 1 is filed not as a result of any transaction by the Reporting Persons, but rather to report a reduction in the percentage of the Common Stock beneficially owned by the Reporting Persons resulting solely from an increase in the aggregate number of outstanding shares of Common Stock, as disclosed in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 28, 2022, as a result of issuances by the Issuer of shares of Common Stock to parties other than the Reporting Persons.

Item 5.	Interest in Securities of the Company.

Item 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 1 are incorporated by reference in this Item 5.

The beneficial ownership information that follows is based on a total of 220,211,699 shares of Common Stock deemed issued and outstanding, which includes (i) 196,803,459 shares of Common Stock outstanding as of March 25, 2022, as set forth in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on March 28, 2022 and (ii) 23,408,240 shares of Common Stock issuable upon the exercise of the Warrants directly held by AMCI.

The Reporting Persons beneficially owned an aggregate 46,816,480 shares of Common Stock (which amount includes 23,408,240 shares of Common Stock issuable upon the exercise of the Warrants), representing 21.3% of the outstanding Common Stock.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 29, 2022	AMC ENTERTAINMENT HOLDINGS, INC.

	By:	/s/ Edwin F. Gladbach
		Name:	Edwin F. Gladbach
		Title:	Vice President, Legal & Assistant Secretary

AMERICAN MULTI-CINEMA, INC.

By:	/s Edwin F. Gladbach
	Name:	Edwin F. Gladbach
	Title:	Vice President, Legal & Assistant Secretary